Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 4, 2021

Pam Howell
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Model Performance Acquisition Corp

Draft Registration Statement on Form S-1

Submitted February 1, 2021

CIK No. 0001841993

Dear Ms. Howell:

On behalf of our client, Model Performance Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 26, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Pam Howell March 4, 2021 Page 2

DRS Form S-1 filed February 1, 2021

Prospectus Cover Page, page 1

1.	Please clearly disclose the amount that is being registered to cover any over-allotments.

See Item 501(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has provided the disclosure on the prospectus’s cover page, page 1, of the Amended Registration Statement.

2.	We note that the time to complete the initial business combination may be extended by 6 months. Please revise the prospectus cover page to provide clear disclosure of the ability to extend the time period subject to the sponsor depositing additional funds into the trust account. Please also provide clear disclosure throughout the prospectus that investors will not have the ability to vote on or receive redemptions in connection with the extension. Lastly, provide clear disclosure that this provision is different from the traditional SPAC and add clear risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has provided the disclosure on the prospectus’s cover page, page 1, of the Amended Registration Statement and additional disclosure on pages 8, 15, 18, 23, 24, 25, 28, 47, 70, 88, 94, 97, 117 and 124 of the Amended Registration Statement.

3.	Please revise the disclosure regarding the Class B ordinary shares on the prospectus cover page to clearly disclose, as stated on page 123, that class B ordinary shares are the only shares entitled to elect directors prior to the completion of the initial business combination.

Response: The Company acknowledges the Staff’s comment and has provided the disclosure on the prospectus’s cover page, page 1, of the Amended Registration Statement.

Signatures, page 161

4.	Please include the signatures of a majority of the board of directors and the signature of the company’s authorized representative in the United States. See Instruction 1 to Signatures in Form S-1.

Response: The Company acknowledges the Staff’s comment and has included a majority of the board of directors and the signature of the company’s authorized representative in the United States on page 161 of the Amended Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner